CERTIFICATE OF TRUST

OF

Transamerica AUIM Opportunistic Bond

a Delaware Statutory Trust

This Certificate of Trust of Transamerica AUIM Opportunistic Bond (the “Trust”), dated as of this 31st day of October, 2012, is being duly executed and filed, in order to form a statutory trust pursuant to the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) (the “Act”).

1.           Name.  The name of the statutory trust formed hereby is “Transamerica AUIM Opportunistic Bond.”

2.           Registered Office and Registered Agent.  The business address of the registered office of the Trust in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, 19801. The name of the Trust's registered agent at such address is The Corporation Trust Company.

3.           Effective Date. This Certificate of Trust shall be effective upon the date and time of filing.

4.           Series Trust. Notice is hereby given that pursuant to Section 3804 of the Act, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust, if any, shall be enforceable against the assets of such series only and not against the assets of the Trust generally. The Trust will become, within 180 days following the first issuance of shares of beneficial interest, a registered investment company under the Investment Company Act of 1940, as amended.

/s/ Dennis P. Gallagher
Dennis P. Gallagher
As Trustee and not individually